                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                          AMERICAN ELECTROMEDICS CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   025569-203
--------------------------------------------------------------------------------
                                (CUSIP Number)

                John M. Liviakis, 495 Miller Avenue, 3rd Floor,
                     Mill Valley, CA 94941, (415) 389-4670
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 15, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 7 Pages)

CUSIP No.  025569-203
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Liviakis Financial Communications, Inc. 68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO, WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    456,071
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          --
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   456,071
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    --
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              456,071
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              4.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
             CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  025569-203
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons (entities only). John M. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           OO, PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     10,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     456,071
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    10,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               456,071
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             466,071
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              4.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  025569-203
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                         --
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     456,071
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        --
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               456,071
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            456,071
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
             4.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), issued by American Electromedics Corp., a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 13 Columbia Drive, Suite 5, Amherst, New Hampshire 03031.

2.       IDENTITY AND BACKGROUND.

         This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"),John M. Liviakis ("JML"), and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of financial and investor public relations, investor communications, and corporate finance. LFC's principal business and principal office address is 495 Miller Avenue, Mill Valley, California 94941.

         LFC's President is JML and its Treasurer, Chief Financial Officer and Secretary is RAL. JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amended Schedule 13D is being filed to report (i) 456,071 shares of Common Stock held by LFC on November 15, 1999 and (ii) 10,000 shares of Common Stock held by JML on November 15, 1999.

         Pursuant to a Consulting Agreement dated February 19, 1998 and effective as of March 16, 1998 between the Corporation and LFC (the "Consulting Agreement"), the Corporation on or about March 16, 1998 issued (i) 750,000 shares of Common Stock to LFC and (ii) a Common Stock Purchase Warrant to purchase up to 750,000 shares of Common Stock to LFC (the "LFC Warrant"). The LFC Warrant was exercisable from March 16, 1998 through March 16, 2002 at an exercise price of $1.00 per share. Under the Consulting Agreement, LFC undertook to perform certain investor communications,


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


financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is Exhibit "A" to this
Schedule 13D.

         Between March 23 and March 26, 1998, LFC purchased 39,000 shares of Common Stock in the open market for aggregate consideration of $182,846.11. The source of funds for such purchase was LFC's working capital.

         On April 21, 1998, JML purchased 10,000 shares of Common Stock in the open market for aggregate consideration of $35,804.09. The source of funds for such purchase was JML's personal funds.

         On December 15, 1998, LFC engaged in a "cashless" exercises of the LFC Warrant. In lieu of paying the $750,000 aggregate cash exercise price for the 750,000 shares that could be purchased pursuant to the LFC Warrant, LFC directed the Corporation to retain 307,629 of the shares, having a market value of $750,000, as consideration for the exercise of the LFC Warrant and to issue to LFC the balance of 442,371 shares of Common Stock.

         From April through the end of October 1999, LFC has sold an aggregate of 775,300 shares of Common Stock in the open market.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 456,071shares of Common Stock owned by LFC. LFC would exercise its power to direct the vote or disposition of such shares through its officers and directors, JML and RAL. JML has the sole power to direct the vote or disposition of the 10,000 shares of Common Stock owned by JML. LFC disclaims any beneficial interest in any shares of Common Stock owned by JML.

         The 456,071 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 4.6% of that class of securities. The 10,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.1% of that class of securities. In each case, the calculation of the percentage of Common Stock is based on the 9,830,955 shares of Common Stock which the Corporation reported were outstanding on October 21, 1999.

         Since the most recent previous amendment to this Schedule 13D, JML and RAL have not engaged directly in any transactions in Common Stock, and LFC has engaged in the following transactions:

         A. On November 4, 1999, LFC sold 27,000 shares of Common Stock in the over-the-counter market at a price of $0.97 per share.

         B. On November 5, 1999, LFC sold 44,700 shares of Common Stock in the over-the-counter market at a price of $0.99 per share.

         C. On November 8, 1999, LFC sold 61,000 shares of Common Stock in the over-the-counter market at a price of $1.11 per share.

         D. On November 9, 1999, LFC sold 35,000 shares of Common Stock in the over-the-counter market at a price of $1.13 per share.

         E. On November 10, 1999, LFC sold 3,000 shares of Common Stock in the over-the-counter market at a price of $1.11 per share.

         F. On November 11, 1999, LFC sold 7,000 shares of Common Stock in the over-the-counter market at a price of $1.11 per share.

         G. On November 15, 1999, LFC sold 35,000 shares of Common Stock in the over-the-counter market at a price of $1.00 per share.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1999             LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By: /s/ John M. Liviakis
                                        ---------------------------
                                        John M. Liviakis, President


                                    /s/ John M. Liviakis
                                    -------------------------------
                                        John M. Liviakis


                                    /s/ Renee A. Liviakis
                                    -------------------------------
                                        Renee A. Liviakis


                                        7